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MAIL PROCESSING SECTION RECEIVED MAR 01 2006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEK Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1639 Shippan Avenue
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miral Kim-E 203-357-0417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan, Stenger & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1100 Summer Street (Address) Stamford (City) CT (State) 06905 (Zip Code)

PROCESSED JUN 06 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk 4/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miral Kim-E, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEK Securities LLC, as of February 28, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE ANN MOLLOY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEK SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of MEK Securities LLC
Stamford, CT 06902

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of MEK Securities LLC as of December 31, 2005 and the related statements of income, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEK Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information on Schedules #1 and #2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule #1 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger & Company, P.C.

Kahan, Steiger & Company, P.C.
Stamford, CT

February 8, 2006

MEK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 11,113
Prepaid Expenses	530
Investment	3,300
TOTAL CURRENT ASSETS	14,943
FIXED ASSETS	
Equipment	25,710
Accumulated Depreciation	(25,180)
	530
TOTAL ASSETS	$ 15,473

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts Payable & Accrued Expenses	$ 3,490
TOTAL CURRENT LIABILITIES	3,490
MEMBER'S CAPITAL	11,983
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 15,473

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2005

SALES	$ -
DIRECT EXPENSES - SELLING	1,306
LOSS AFTER DIRECT EXPENSES	(1,306)
OPERATING EXPENSES	110,619
OPERATING (LOSS)	(111,925)
OTHER INCOME - INTEREST INCOME	484
NET(LOSS)	(111,441)
BEGINNING MEMBER'S DEFICIT	(880,649)
CAPITAL CONTRIBUTIONS	1,004,073
ENDING MEMBER'S CAPITAL	$ 11,983

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	($ 111,441)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	377
(Increase)Decrease in Prepaid Expenses	110
(Increase)Decrease in Other Receivables	5,590
(Increase)Decrease in Other Assets	59,821
Increase(Decrease) in Accounts Payable & Accrued Expenses	(300,108)
Increase(Decrease) in Accrued Compensation	(600,000)
Total Adjustments	(834,210)
NET CASH USED IN OPERATING ACTIVITIES	(945,651)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Capital Contributions	1,004,073
Net Activity in Affiliate Loans	(29,734)
Proceeds from Member Loan	(18,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	956,339
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,688
CASH AND CASE EQUIVALENTS, BEGINNING	425
CASH AND CASH EQUIVALENTS, ENDING	$ 11,113

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income Taxes	$ 0
Interest Expense	0

See Accompanying Notes

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note #1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization
MEK Securities LLC is a limited liability company that was organized and formed October 1, 1996 under the laws of the state of Connecticut.

Nature of Business
The Company is developing software to sell bonds and stock over the internet and to supply trading information on those sales. On March 16, 2000, all the members exchanged their interest in MEK Securities LLC for capital stock in Netbonds, Inc. a Delaware corporation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all checking accounts, savings accounts and investment in mutual funds to be cash and cash equivalents.

Investments
The Company owns 3,300 shares of The Nasdaq Stock Market, Inc. The investment is reflected in these financial statements at cost.

Fixed Assets
Fixed Assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expenses as incurred. Depreciation is computed using accelerated rates as follows:

	Estimated Useful Life
Computer & Equipment	5 years

Current year depreciation is $ 377.

Concentration of Credit Risk
Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by the Statement of Financial Accounting Standards No. 105, consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times during the year, its balance in any one bank may exceed the Federal Deposit Insurance Corporation insurance limit. The Company does not believe that significant credit risk exists at December 31, 2005.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Note #2 **SOFTWARE DEVELOPMENT COSTS**

Under the provision of FAS-86 (Accounting for the costs of computer software to be sold, leased or otherwise marketed), until technological feasibility is established, all costs incurred through the purchase or internal development and production of the computer software product are accounted for as research and development costs, and are expensed as incurred.

Technological feasibility is established upon the completion of all of the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features and technical performance requirements.

After the point of technological feasibility, all costs incurred in developing the computer software product are capitalized. Capitalized costs include external direct costs of services consumed in developing the software and payroll and payroll-related costs for employees who devote time to the software project.

Upon future release of the Company's product to customers, development costs will be amortized.

As of December 31, 2005, the Company has not yet reached technological feasibility.

Note #3 **RELATED PARTY TRANSACTIONS**

The Company's office is located in the home of its Chief Executive Officer and Manager. To date, no expenses have been paid by the Company for use of the office space.

On March 31, 2005, the Company transferred all its payables, loan payables and receivables, and its Patent to its parent, Netbonds, Inc. This transaction is recorded as contributed capital in these financial statements.

The Company was previously involved in litigation involving an employment contract. This work related to software development costs associated with the patent. This litigation has been moved to the company's parent company, which has rights to the patent.

Note #4 **INCOME TAXES**

MEK Securities LLC is taxed as a partnership under the applicable federal laws; therefore, no provision has been made for any income taxes in these financial statements. Income from the Company will be reported on the member's corporate income tax return.

Note #5 **COMPREHENSIVE INCOME**

The Company does not have any accumulated other comprehensive income items, and, therefore, is not required to report comprehensive income.

Note #6 **PATENT**

The Company filed a patent application on May 19, 1999 for its network-based securities trading system on behalf of its member/shareholder and inventor. The patent is pending approval as of the financial statement date. Costs incurred to date have been capitalized, but will not be amortized until the system is fully developed and operational. The patent was transferred to its parent company on March 31, 2005

Note #7 **GOING CONCERN**

As shown in the accompanying financial statements, the Company incurred a net loss of $111,441 for the year ended December 31, 2005. As of December 31, 2005, the Company has a capital of $11,983. The ability of the Company to continue as a going concern has been addressed, but it remains dependent upon additional capital infusion, successful completion of its software product and completed servicing agreements with several online bond trading services.

In 2003, the company changed its status from a self-clearing firm to one that uses a clearing broker-dealer agent, thus reducing its minimum net capital requirement from $250,000 to $50,000. In 2005, the NASD granted the company's application to reduce its business; thus reducing its minimum net capital requirement from $50,000 to $5,000.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

MEK SECURITIES LLC
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

NET CAPITAL	$ 11,983
TOTAL CAPITAL	11,983
NON-ALLOWABLE ASSETS	(4,361)
TENTATIVE CAPITAL	7,622
Haircuts on Allowable Assets	(3)
NET CAPITAL	$ 7,619

RECONCILIATION OF NET CAPITAL

NET CAPITAL PER CLIENT	$ 7,619
ADJUSTMENT TO CAPITAL PER AUDIT	-
NET CAPITAL PER AUDIT	$ 7,619

Schedule #1
See Accountants' Report

MEK SECURITIES LLC
STATEMENT OF OPERATING EXPENSES
DECEMBER 31, 2005

Professional Fees	$ 1,975
Computer Expenses	8
Telephone	1,091
Regulatory Fees	1,063
Postage	81
Office Expense	195
Bank Service Charge	114
Travel	705
Meals and Entertainment	634
Depreciation	377
Miscellaneous Tax	280
Information	736
Trade Reports	3,250
Funding	110
Consulting	100,000
TOTAL	$ 110,619

Schedule #2
See Accountants' Report